Exhibit 99.1

TransAlta Reports Second Quarter 2019 Results

CALGARY, Aug. 9, 2019 /CNW/ -

Year-to-Date Highlights

  The Pioneer Pipeline transported first gas four months ahead of schedule to TransAlta's generating units at Sundance and Keephills
  On July 4, 2019, TransAlta issued final notice to proceed ("FNTP") for the coal-to-gas conversion on Sundance Unit 6 with a target to complete the conversion by the second half of 2020
  Signed an agreement to purchase a 49% interest in the Skookumchuck Wind Energy Facility upon commercial operation, which is expected in December of 2019; the 136.8 MW wind facility, located in Washington State near the Company's Centralia Plant, has a 20-year power purchase agreement with an investment grade counterparty
  Entered into an agreement to acquire 100% of Keephills 3 from Capital Power in exchange for Genesee 3 enabling full flexibility on coal-to-gas execution strategy
  Issued the initial tranche of $350 million of unsecured, subordinated debentures to an affiliate of Brookfield Renewable Partners and its institutional partners (collectively "Brookfield") as part of the strategic partnership that recognizes the anticipated future value of TransAlta's hydro assets, enhances its financial position to execute its strategy, and accelerates the opportunity to return capital to shareholders
  Filed a normal course issuer bid ("NCIB") and purchased and cancelled 2,398,200 common shares at an average price of $8.57 per common share, for a total cost of $21 million
  Funds from operations were $155 million, a decrease of $33 million compared with 2018 and in line with lower expectations from Canadian Gas segment
  Free cash flow (1)(2) was $49 million in line with expectations
  2019 free cash flow guidance of $270 to $330 million confirmed to the top end of the range
  Todd Stack appointed Chief Financial Officer and John Kousinioris appointed Chief Operating Officer

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its second quarter and year-to-date 2019 financial results, which reflect solid operational and financial results for the quarter and were in line with expectations.

"Results for the quarter demonstrate the competitiveness of our business structure and asset diversification," said Dawn Farrell, President and Chief Executive Officer. "We are pleased with the improving margins and performance of our Canadian Coal fleet as we transition away from the Power Purchase Arrangements and execute on our coal-to-gas plan. As we look forward, we are seeing improving fundamentals in the Alberta market and continue work to competitively position our Alberta coal assets to deliver our coal-to-gas strategy," commented Mrs. Farrell.

Comparable EBITDA(1)(2)(3) for the three and six months ended June 30, 2019, was $215 million and $436 million, a decline of $33 million and $48 million compared to 2018 and in line with guidance expectations.  This decline largely reflects the expected roll-off of contract cash flows for the Mississauga and Poplar Creek assets within the Canadian Gas segment. In the three and six months ended June 30, 2018, comparable EBITDA included $32 million and $70 million from these contracts.

The Company delivered free cash flow of $49 million and $144 million, respectively, for the three and six months ended June 30, 2019. Free cash flow decreased by $47 million and $33 million compared to the same periods in 2018, mainly driven by lower comparable EBITDA from Canadian Gas and planned outage capital in Canadian Coal in 2019.

The Company's results were in line with expectations as the roll-off in expected contract cash flows were met with improved EBITDA margins in the Canadian Coal fleet resulting from lower fuel and carbon compliance costs and lower operating costs. In addition, performance from the Energy Marketing segment was stronger than the same period in 2018. Overall, the Company's cash flows continued to benefit from higher power prices during the year and asset diversification within its portfolio.

Based on the current market outlook for the balance of the year, TransAlta is tracking to achieve the upper end of its free cash flow guidance.

An Investor Day will be held in Toronto on September 16, 2019 to showcase current and future growth opportunities, including the coal-to-gas conversions.

Financial and Operating Highlights

  Free cash flow was $144 million, a decrease of $33 million
  On August 2, 2019, the Corporation announced that it entered into an agreement to acquire Capital Power Corporation's 50 per cent ownership interest in the Keephills 3 facility in exchange for TransAlta's 50 per cent ownership interest in the Genesee 3 facility. This consolidates TransAlta's control and operation of the Keephills 3 facility, allowing the Company greater flexibility to pursue our coal-to-gas conversions and optimize our fleet decisions. The Company anticipates that the transaction will be neutral to both comparable EBITDA and funds from operations. We expect to recognize a net pre-tax loss in the range of $155 million to $205 million, mainly resulting from the write-down to fair value of TransAlta's existing 50 per cent of Keephills 3.
Comparable EBITDA (in CAD$ millions)	3 Months Ended		6 Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Canadian Coal (1)	66	47	129	111(1)
U.S. Coal	19	25	9	50
Canadian Gas	31	61	61	122
Australian Gas	31	31	61	62
Wind and Solar	47	49	116	117
Hydro	37	49	64	66
Energy Marketing	13	6	32	(4)
Corporate	(29)	(20)	(36)	(40)
Total Comparable EBITDA(1)	215	248	436	484(1)

  Canadian Coal: Comparable EBITDA for the three and six months ended June 30, 2019 was $19 million and $18 million higher, compared to 2018, excluding the one-time receipt of $157 million for the termination of the Sundance B and C PPAs in the first quarter of 2018. This largely reflects the combined impact of higher realized prices, lower variable costs and lower OM&A costs. Comparable gross margin per MWh for the three and six months ended June 30, 2019, improved by $5/MWh and $2/MWh, respectively, compared to the same periods in 2018.
  U.S. Coal: Comparable EBITDA for the three and six months ended June 30, 2019, was down $6 million and $41 million, respectively, compared to 2018. During the first quarter of 2019, the Company incurred cash losses of $25 million on its day ahead hedging position, due to an isolated and extreme pricing event and unplanned outage at US Coal. The remaining year-to-date comparable EBITDA variance of $16 million was related to the fact that in 2018 TransAlta fulfilled more of its contracted volumes with lower priced power purchases. In 2019, lower priced power to service its contracted volumes was not available until later in the year, requiring additional higher cost production from the plant to support TransAlta contracts.
  Canadian Gas: Comparable EBITDA for the three and six months ended June 30, 2019 decreased by $30 million and $61 million, respectively, compared to the same periods in 2018, mainly due to the expiry of the Mississauga contract on December 31, 2018 and lower scheduled payments from the Poplar Creek finance lease. In the three and six months ended June 30, 2018, comparable EBITDA included $32 million and $70 million of EBITDA, respectively, from the Mississauga contract and Poplar Creek contract.
  Australian Gas: Comparable EBITDA for the three and six months ended June 30, 2019 was consistent compared to 2018, which was expected due to the nature of these contracts.
  Wind and Solar: Comparable EBITDA for the three and six months ended June 30, 2019 was consistent with the same periods in 2018, as lower overall production was mostly offset by insurance proceeds from a tower fire at Summerview. OM&A costs were up slightly due to increased contractor costs.
  Hydro: Comparable EBITDA for the three and six months ended June 30, 2019 decreased by $12 million and $2 million, respectively, compared to the same periods in 2018, mainly due to strong results in 2018 and decreased opportunities for ancillary services in 2019.
  Energy Marketing: For the three and six months ended June 30, 2019, comparable EBITDA was higher by $7 million and $36 million, respectively, compared to the same periods in 2018 due to strong results across all markets with particularly strong performance from the US Western markets. In addition, for the three and six months ended June 30, 2019, Energy Marketing generated $4 million and $22 million, respectively, in unrealized mark-to-market gains, which were not included in comparable EBITDA. The cash flow from the 2019 unrealized value is expected to be realized in future periods.
  Corporate: During the quarter, corporate costs were negatively impacted by the total return swap related to the Company's share-based payment plan as well as higher legal fees. For the year-to-date period, corporate costs were positively impacted by the realized net gain of $9 million from the total return swap on our share-based payment plans, partially offset by increased legal fees.

Consolidated Earnings Review

Net earnings attributable to common shareholders during the second quarter of 2019 was nil compared to a net loss of $105 million last year, mainly due to the impact of the Alberta tax rate reduction, improved margins at Canadian Coal and strong performance in the Energy Marketing segment. Net loss attributable to common shareholders for the six months ended June 30, 2019 was $65 million compared to a net loss of $40 million for the same period in 2018. The net loss for the six months ended June 30, 2018 included the one-time receipt of $157 million ($115 million after tax) for the termination of the Sundance B and C PPAs. Excluding the termination payment, the year-to-date earnings improved by $90 million, due to the impact of the Alberta tax rate reduction, strong Alberta pricing, improved margins at Canadian Coal, lower year-to-date OM&A costs and lower interest expense, which was partially offset by a loss on sale of assets.

Total sustaining capital expenditures of $86 million were $32 million higher compared to 2018 primarily due to higher planned major maintenance in the Canadian Coal segment. There were no planned maintenance outages on operated power plants in the same periods in 2018. Total capital expenditures of $89 million, which includes productivity capital expenditures, were $29 million higher than 2018 and in-line with the Company's guidance for the year.

Second Quarter and Year-to-Date 2019 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		6 Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Adjusted availability (%)(2)(4)	83.8	85.8	86.7	90.1
Production (GWh) (4)	5,235	5,199	13,360	12,370
Revenue	497	446	1,145	1,034
Comparable EBITDA (2)	215	248	436	641
Net earnings (loss) attributable to common shareholders	—	(105)	(65)	(40)
FFO (2)	155	188	324	506
Cash Flow from Operating Activities	258	104	340	529
FCF (2)	49	96	144	334

Net earnings (loss) per common share	$—	$(0.36)	$(0.23)	$(0.14)
FFO per share (2)	$0.55	$0.65	$1.14	$1.76
FCF per share (2)	$0.17	$0.33	$0.51	$1.16
Dividends declared per common share	$0.04	$0.04	$0.04	$0.08

TransAlta is in the process of filing its Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available August 9, 2019 on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference call
TransAlta will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today, August 9, 2019, to discuss our second quarter 2019 results.  The call will begin with a short address by Dawn Farrell, President and CEO, and Todd Stack, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.  Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Chiara Valentini" as moderator.

Dial-in numbers - Second Quarter 2019 Results:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7450

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 5281588 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1)	Excluding the one-time receipt of $157 million in compensation received from the Balancing Pool for the early termination of the Sundance B and C Power Purchase Arrangements received in the first quarter of 2018
(2)	These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Discussion of Consolidated Results section of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(3)	During the first quarter of 2019, we revised our approach to reporting adjustments to arrive at comparable EBITDA, mainly to be more comparable with other companies in the industry. Comparable EBITDA is now adjusted to exclude the impact of unrealized mark-to-market gains or losses. Both the current and prior period amounts have been adjusted to reflect this change.
(4)	Availability and production include all generating assets (generation operations and finance leases that we operate).

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively referred to as "forwarding-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "should", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "propose", "project", "forecast", "foresee", "potential", "enable", "continue" and similar expressions. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in the forward-looking statements. More particularly, and without limitation, this news release contains forward-looking statements relating to: the coal-to-gas conversion for Sundance Unit 6; the Pioneer Pipeline driving lower fuel and carbon costs for the Canadian Coal fleet and improve EBITDA margins; ability to achieve the upper end of our FCF guidance; throughput of approximately 130 MMcf/day of natural gas flowing through the Pioneer Pipeline on November 1, 2019; improving fundamentals in the Alberta market; ability to competitively position the Alberta coal assets to deliver on the coal-to-gas strategy; the acquisition of the remaining 50% interest in Keephills 3 from Capital Power; purchasing a 49% interest in the Skookumchuck Wind Energy Facility upon commercial operation and the timing thereof; the closing of the second tranche of $400 million from Brookfield and the anticipated benefits thereof; and the anticipated future value of TransAlta's hydro assets.  These statements are based on TransAlta's beliefs and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the Company's ability to successfully defend against any existing or potential legal actions or regulatory proceedings; the closing of the second tranche of the Brookfield investment occurring and other risks to the Brookfield investment not materializing; no significant changes to regulatory, securities, credit or market environments; key assumptions pertaining to power prices remaining unchanged; our ownership of or relationship with TransAlta Renewables Inc. not materially changing; the Alberta hydro assets achieving their anticipated future value, cash flows and adjusted EBITDA; the anticipated benefits and financial results generated on the coal-to-gas conversions and the Company's other strategies; and assumptions relating to the completion of the strategic partnership with and investment by Brookfield and proposed share buy-backs. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of the second tranche of the Brookfield investment to close; the outcomes of existing or potential legal actions or regulatory proceedings not being as anticipated, including those pertaining to the Brookfield investment; fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in the current or anticipated legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; the failure of the conditions precedent to the second tranche of the investment to be satisfied; and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Chiara Valentini, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 09-AUG-19